Exhibit 99.1

Altamira Therapeutics Announces Pricing of $5.0 Million Public Offering

HAMILTON, BERMUDA / July 6, 2023 at 8:00 AM ET / Altamira Therapeutics Ltd. (“Company”) (Nasdaq:CYTO), a company dedicated to developing and commercializing RNA delivery technology for targets beyond the liver, announced today the pricing of a public offering of 11,111,112 common shares (or pre-funded warrants in lieu thereof) accompanied by common warrants to purchase up to 11,111,112 common shares, at a combined public offering price of $0.45 per share (or pre-funded warrant in lieu thereof) and accompanying common warrant. The common warrants will have an exercise price of $0.45 per share, will be immediately exercisable upon issuance and will expire five years from the date of issuance. The closing of the offering is expected to occur on or about July 10, 2023, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The gross proceeds to the Company from this offering are expected to be approximately $5.0 million, before deducting the placement agent’s fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from this offering for research and development, working capital and general corporate purposes, which may include the repayment of certain indebtedness.

The securities described above are being offered pursuant to a registration statement on Form F-1 (File No. 333-272741), originally filed on June 16, 2023 with the Securities and Exchange Commission (the “SEC”) and declared effective on July 5, 2023. The offering is being made only by means of a prospectus which forms a part of the effective registration statement. A preliminary prospectus relating to the offering has been filed with the SEC. Electronic copies of the final prospectus will be filed with the SEC and may be obtained, when available, on the SEC’s website at http://www.sec.gov and may also be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Altamira Therapeutics

Altamira Therapeutics (Nasdaq:CYTO) is dedicated to developing and commercializing RNA delivery technology for extrahepatic targets (OligoPhore™ / SemaPhore™ platforms). The Company currently has two flagship siRNA programs in preclinical development beyond in vivo proof of concept: AM-401 for KRAS driven cancer and AM-411 for rheumatoid arthritis. The versatile delivery platform is also suited for mRNA and other types of RNA therapeutics and is planned to be leveraged via out-licensing to pharma or biotech companies. In addition, Altamira is in the process of divesting and/or out-licensing its legacy assets in allergology and viral infection (Bentrio® OTC nasal spray; commercial) and inner ear therapeutics (AM-125 nasal spray for vertigo; post Phase 2; Keyzilen® and Sonsuvi® for tinnitus and hearing loss; Phase 3). Founded in 2003, Altamira is headquartered in Hamilton, Bermuda, with its main operations in Basel, Switzerland. For more information, visit: https://altamiratherapeutics.com/.

Forward-Looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Altamira Therapeutics’ strategies or expectations and statements regarding the consummation of the offering, the satisfaction of closing conditions and the use of proceeds from the offering. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, market and other conditions, the ability of the Company to satisfy all conditions precedent to the closing of the offering, the success of the continued commercialization of Bentrio and success of strategic transactions, including licensing or partnering, with respect to Bentrio or any other legacy assets, Altamira Therapeutics’ need for and ability to raise substantial additional funding to continue the development of its product candidates, the timing and conduct of clinical trials of Altamira Therapeutics’ product candidates, the clinical utility of Altamira Therapeutics’ product candidates, the timing or likelihood of regulatory filings and approvals, Altamira Therapeutics’ intellectual property position and Altamira Therapeutics’ financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Altamira Therapeutics’ capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Altamira Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2022, and in Altamira Therapeutics’ other filings with the SEC, which are available free of charge on the Securities Exchange Commission’s website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Altamira Therapeutics or to persons acting on behalf of Altamira Therapeutics are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Altamira Therapeutics does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

Hear@altamiratherapeutics.com

800-460-0183